Exhibit 99.1

Brera Holdings Agrees to Strategic Investment in
Italian Serie B Professional Football (Soccer) Club
Juve Stabia: “The Second Team of Naples”

Binding Term Sheet Signed for Ongoing Investment and 51.72% Shareholding Alongside Current Majority Owner XX Settembre Holding srl and President Andrea Langella for 117-Year Old Club in Italy’s Third-Largest Metro Area

DUBLIN, Ireland and MILAN, Italy, December 9, 2024 at 06:00 Eastern Time (GLOBE NEWSWIRE) -- Brera Holdings PLC (“Brera Holdings” or “Brera”) (Nasdaq: BREA), an Ireland-based, Nasdaq-listed, international holding company focused on expanding its global portfolio of men’s and women’s sports clubs through a multi-club ownership (“MCO”) approach, announced today at a press conference in Naples that it has signed a binding term sheet to make a strategic investment in SS Juve Stabia SpA (“Juve Stabia” or “the Club”), a historic Italian Serie B football club celebrating 117 years of tradition.

Brera’s investment has been structured to reinforce Juve Stabia’s sporting competitiveness in Serie B and beyond, alongside current majority owner XX Settembre srl (“XX Settembre”) and Club President Andrea Langella. Pending completion of the share purchase agreement and the initial closing of the transaction by December 31, 2024, Brera and XX Settembre have agreed to an approximate 52-48 strategic shareholding over three phases through March 31, 2025. Known as ‘The Second Team of Naples,’ Juve Stabia is a key fixture in Italy’s third-largest metropolitan area, strategically located near the famous historical sites of Pompeii and the picturesque Amalfi Coast, offering a unique blend of sporting and cultural significance in one of Italy’s most renowned regions.

“After a thorough analysis and negotiations with leading Serie B clubs, Brera Holdings is extremely proud to invest in Juve Stabia, an important club with an ideal partner in President Andrea Langella,” said Brera Executive Chairman Daniel McClory, Founder and majority shareholder. “Competing in the vibrant Naples metropolitan area, home to 3.5 million people with an unparalleled tradition of top-caliber football, makes Brera’s investment in Juve Stabia especially strategic,” added Mr. McClory.

Mr. Langella added, “We welcome Brera’s strategic capital, and the Nasdaq listing of its MCO model are expected to bring Juve Stabia not just additional financial resources and support, but expanded awareness of our brand and team, as well as human capital and player pathways between Brera’s teams on three continents,” said Mr. Langella. “Juve Stabia shares the social impact mission of Brera and will extend their reach into the greater Naples area, starting with Castellammare di Stabia,” he continued.

Brera’s SEC filings will contain details of its strategic investment in Juve Stabia, and further updates will be provided on an ongoing basis, starting with the initial closing agreed to take place by December 31, 2024.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is dedicated to expanding its social impact football business by developing a global portfolio of emerging football and sports clubs. Building on the legacy of Brera FC, which it acquired in 2022, the Company aims to create opportunities for tournament prizes, sponsorships, and professional consulting services. Brera FC, recognized as “The Third Team of Milan,” has been crafting an alternative football legacy since its founding in 2000. The club also organizes the FENIX Trophy, a nonprofessional pan-European tournament acknowledged by UEFA. This tournament, which has been referred to as “the Champions League for amateurs” by BBC Sport, has garnered significant media coverage, including from ESPN.

In its efforts to broaden its reach, Brera expanded into Africa in March 2023 by establishing Brera Tchumene FC in Mozambique, which quickly rose to the First Division after winning its post-season tournament. In April 2023, the Company acquired a 90% stake in the North Macedonian first-division team Fudbalski Klub Akademija Pandev, now known as Brera Strumica FC. Additionally, in June 2023, Brera made a strategic investment in Manchester United PLC, realizing a 74% gain. The Company has further diversified its portfolio by acquiring a majority stake in UYBA Volley, an Italian women’s professional volleyball team, in July 2023, assuming control of Bayanzurkh Sporting Ilch FC, a Mongolian National Premier League team, which became Brera Ilch FC, in September 2023. In January 2024 Brera announced plans to acquire an Italian Serie B club. Brera established a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC, in June 2024.

With a focus on bottom-up value creation, innovation-driven growth, and socially impactful outcomes, Brera Holdings endeavors to position itself as a forward-thinking player in the global sports landscape. For more information, visit www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

Company Contact Information:

Dan McClory, Executive Chairman, Brera Holdings PLC
Email: dan@breraholdings.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com